United States securities and exchange commission logo





                              May 19, 2023

       Robert Logan
       Chief Executive Officer
       Greenfire Resources Ltd.
       1900     205 5th Avenue SW
       Calgary, Alberta T2P 2V7

                                                        Re: Greenfire Resources
Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed April 21,
2023
                                                            File No. 333-271381

       Dear Robert Logan:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed April 21, 2023

       Certain Terms Defined, page ix

   1. Please expand your filing to include relevant definitions for oil and gas industry terms, including bitumen.
       Summary Term Sheet, page 1

   2. Please add disclosure here, and where applicable, to explain why the tables on page 4 reflecting the No
Redemptions and 50% Redemptions scenarios result in the same number of shares and percent
for the basic and fully diluted basis presentations. Supplementally, please provide us with
a reconciliation of the conversion of the 30,000,000 outstanding
                                                        MBSC Class A common
stock and the 7,500,000 Class B common stock into the
                                                        9,900,990 and 5,000,000
shares held by current MBSC Public Stockholders and the
 Robert Logan
Greenfire Resources Ltd.
May 19, 2023
Page 2
         MBSC Sponsor, respectively.

Questions and Answers about the MBSC Stockholders' Meeting and the Business Combination, page 6

3. Please revise your disclosure here and on page 203 to describe the extension of the time to complete the initial business combination to July 26, 2023 and describe the payments from the sponsor made relating to each extension period.

Q: What interests do the current officers and directors have in the Business Combination?, page
13

4. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expense for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.
Risk Factors
Risks Related to Greenfire's Operations and the Oil and Gas Industry
The COVID-19 pandemic continues to cause disruptions in economic activity in Canada ..., page
59

5. We note your risk factor indicating that inflation and disruptions to supply chain and
         transportation services have the potential to disrupt Greenfire   s
operations, projects and
         financial condition. Please update this risk factor if recent inflationary pressures or supply chain disruptions, characterized as potential, have materially impacted your operations. In this regard, identify the types of inflationary pressures and supply chain disruptions you are facing and how your business has been affected.
Risk Factors
Opposition by First Nations groups to the conduct of Greenfires operations, development or exploratory activities may negatively impact, page 69

6. You disclose that certain "First Nations peoples have filed a claim against the Government of Canada, the Province of Alberta, certain Governmental Entities and the Regional
       Municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta)
       claiming, among other things, Aboriginal title to large areas of lands surrounding Fort
       McMurray, including lands on which Greenfire   s assets are located." As
circumstances
FirstName LastNameRobert Logan
       warrant, please update this risk factor and provide additional details and updates under
Comapany   NameGreenfire
       "Legal Proceedings, Resources    Ltd.and Other Regulatory Matters" at
page 252. See also
                            Investigations
May 19,Item 14(c)
         2023 Pageof2Form F-4.
FirstName LastName
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany
May        NameGreenfire Resources Ltd.
     19, 2023
May 19,
Page 3 2023 Page 3
FirstName LastName
Risks Related to MBSC and the Business Combination, page 80

7. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
Background of the Business Combination, page 119

8.       You state that MSBC "entered into non-disclosure agreements with 12
.... potential
         business combination targets (including Greenfire)...." You also disclose that between
         November 2021 and August 2022, MBSC conducted preliminary due diligence on 13 companies and based on this initial round of diligence, "MBSC and/or the relevant potential target determined that 10 of the potential business combination targets...were not attractive or feasible business combination opportunities...." Please expand your
         discussion in this section to describe the process utilized to evaluate these companies.
         Please discuss the information gathered, how and by whom it was evaluated, and any ensuing negotiations. Describe any alternative offers that were made or received. Confirm that MSBC did not enter into a non-disclosure with the thirteenth company subject to its due diligence. In addition, disclose whether Brigade had any preexisting relationships with any of these companies.
9. At page 120, you state: "Persons affiliated with Brigade had preexisting relationships with
         Greenfire   s management team and majority equityholders dating to
2021...." Revise to
         identify those with preexisting relationships. Also, disclose which
members of MBSC   s
         management team affiliated with Brigade were introduced to Julian McIntyre and provide the actual date(s) of introductions. State what beneficial ownership of Greenfire securities
         Mr. McIntyre had at the specific date when a member of MBSC   s
management contacted
         Mr. McIntyre regarding a possible combination, and identify the member of management who communicated the interest.
10. Revise to clearly identify the representatives or members of management of MBSC and
         Greenfire who participated in the referenced meetings, discussions and negotiations. As examples, we note your general references to "representatives of MBSC" and
         "representatives of Greenfire."
11. We note your disclosure that in early April 2022, MBSC submitted a non-binding high-
         level proposal which included a post-transaction enterprise value for Greenfire of $701 million and a post-transaction equity value of $623 million. Please revise your disclosure to summarize the basis for this offering including any analyses that were utilized to determine this initial valuation.
12.      We note your disclosure that on November 23, 2022, Greenfire   s
management was
         presenting revised projections to reflect their updated view of the timing of realization of
         the benefits of Greenfire   s ongoing de-bottlenecking initiatives.
Please revise to clarify
 Robert Logan
Greenfire Resources Ltd.
May 19, 2023
Page 4
         when projections were initially provided to MBSC and the extent to which such projections were relied upon by MBSC and Greenfire throughout their negotiations.
The Business Combination
Unaudited Prospective Financial and Operating Information, page 133

13. You state that the Greenfire Management Projections were based on reasonable best estimates and assumptions with respect to the expected future financial performance of
         Greenfire. Revise your disclosure to summarize the principal assumptions used by
         Greenfire management in preparing the projected financial information.
14. With regard to the key elements of the Greenfire Management Projections that are summarized in the table on page 135, please disclose whether the projections are in line with historic operating trends. If not, revise to disclose why the change in trends is appropriate or assumptions are reasonable.
The Business Combination
Greenfire Projected Financial and Operating Information
Reserve Report Projections, page 135

15. Please expand the discussion of the McDaniel Reserve Projections to clarify the following key elements and assumptions relating to the estimates:

                The individual reserves producing status categories, e.g. developed producing, developed non-producing and undeveloped reserves, that are represented in the
                 Total Proved Reserves    and the    Total Proved Plus Probable
Reserves.

                The risk factors applied to each of the individual producing status categories of proved and probable reserves. Alternatively, clarify that the net quantities of proved and probable reserves as presented are unrisked and have not been adjusted for the differing levels of uncertainty as to their technical and commercial recovery.

                The escalation factor(s) applied to the forecast of future operating expenses and capital costs. Alternatively, clarify that the costs have not be adjusted for future inflation.

                The discount rate(s) used to determine the net revenue before tax.
16. We note the disclosure of two separate presentations on pages 137 and 138 of the annual forecasts of the net revenue before tax for proved developed producing reserves.
FirstName LastNameRobert Logan
       However, the individual annual figures within each presentation appear to be materially
Comapany    NameGreenfire
       different.            Resources
                  Please revise         Ltd.
                                the presentation to resolve the inconsistency
or tell us why a
May 19,revision is not4 necessary.
         2023 Page
FirstName LastName
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany
May        NameGreenfire Resources Ltd.
     19, 2023
May 19,
Page 5 2023 Page 5
FirstName LastName
17. Please modify the presentation of the McDaniel Reserves Projections to include a column representing the remaining and total annual forecast figures to allow a direct comparison between the estimates shown in the tables on pages 137 and 138 and
with the    Discounted
         Cash Flow Analysis    shown on page 143.
Summary of Financial Analysis
Discounted Cash Flow Analysis, page 143

18. We note that Peters discounted the resulting unlevered free cash flows using a weighted
         average cost of capital (   WACC   ) of 15% and 10%. Please revise to
disclose the WACC
         used for each reserve classification.
Potential Purchases of Public Shares, page 149

19. We note your disclosure here and on pages 12 and 90 that the Sponsor, management, advisors or any of their respective affiliates may purchase shares in privately negotiated transactions from stockholders who would have otherwise elected to have their shares redeemed in connection with the business combination. You further state that the purpose of any such purchases of MBSC Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining
         MBSC Stockholder Approval....    Please provide your analysis on how
such purchases
         will comply with Rule 14e-5. To the extent that you are relying on Tender Offer
         Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances.
The Business Combination, page 152

20. You state here that the MBSC IPO generated deferred underwriting fees of approximately
         $14.28 million but that amount was subsequently reduced to $10 million. Please clarify the terms of reducing the deferred underwriting fee as you otherwise disclose elsewhere that the underwriters are entitled to a deferred fee of $14,280,000 in the aggregate.
Material U.S. Federal Income Tax Considerations, page 162

21. At page 166, you state that "it is expected that the Merger, the Amalgamation and certain related transactions, taken together, should qualify as a transaction described in
         Section 351 of the Code and that Section 367(a)(1) of the Code is not expected to apply to require gain recognition by MBSC Stockholders that exchange their MBSC Class A
         Common Shares for New Greenfire Common Shares in the Merger (other than in the case of any Excepted 5% Shareholder)." In a risk factor at page 91, you disclose that if this is not the case, "MBSC Stockholders may be required to pay substantial U.S. federal income taxes as a result of the Merger." Therefore, it is apparent that the tax consequences may be material to stockholders. Please revise your disclosures to identify tax counsel and file a related opinion if you intend to indicate anything other than that the transactions will be taxable for federal income tax purposes. In addition, you will need to make clear that your
 Robert Logan
Greenfire Resources Ltd.
May 19, 2023
Page 6
         conclusions as to tax treatment under the various sections you cite are based upon the opinion of named tax counsel. For guidance, refer to Section III of Staff Legal Bulletin 19
         (Oct. 14, 2011).
Subscription Agreements, page 181

22.      We note your disclosure that MBSC and New Greenfire entered into subscription
         agreements with certain investors to subscribe for an aggregate of (i) 4,950,496 MBSC
         Class A Common Shares for an aggregate purchase price of approximately $50,000,000 and (ii) $50,000,000 aggregate principal amount of New Greenfire Convertible
         Notes. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the MSBC Sponsor, directors, officers or their affiliates will participate in the private placement.
23. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Revise the disclosure to discuss the key terms of the New Greenfire Convertible Notes and to disclose the potential impact of those securities on non-redeeming shareholders.
Sponsor Support Agreement, page 182

24. We note that MBSC entered into the Sponsor Support Agreement with the MBSC
         Sponsor, New Greenfire and Greenfire and the sponsor agreed to, among other things, waive its redemption rights. Please describe any consideration provided in exchange for this agreement.
The Business Combination Agreement and Ancillary Documents
Ancillary Documents
Investor Rights Agreement, page 182

25. We note your disclosure that pursuant to the terms of the Investor Rights Agreement, New
         Greenfire will agree that within 30 calendar days following the Closing Date, New
         Greenfire will file with the SEC the Resale Registration Statement. Please revise to disclose the amount of shares of common stock which will be subject to resale registration rights.
Unaudited Pro Forma Condensed Consolidated Financial Information
Description of the Business Combination, page 185
FirstName LastNameRobert Logan
26. Supplementally, please tell us if you considered whether pro forma effect should be given
Comapany
       to theNameGreenfire   Resources
              fact that Greenfire      Ltd. have an ability to exercise dissent
rights pursuant to
                                  Shareholders
May 19,the2023
           PlanPage
                 of Arrangement.
                     6
FirstName LastName
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany
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     19, 2023
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Notes to Unaudited Pro Forma Condensed Consolidated Financial Information, page 195

27. Please expand the notes to your pro forma financial statements to provide pro forma reserve information. Refer to Question 4 of SAB Topic 2.D.
28. Expand footnote (1) to the tables presented on page 195 and 196 to explain in further detail the Greenfire Exchange Ratio and how it is determined.
MBSC Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Going Concern, page 231

29. You disclose that as of December 31, 2022, MBSC had cash and marketable securities held in the Trust Account of $307M. In Statements of Cash Flows at page F-6, we note
         that    Proceeds from sale and redemption of marketable securities held in Trust Account
         and the    Purchase of marketable securities held in Trust Account
of $913.8M and
         $912.9M, respectively, are significantly larger than the initial tabular entry of $303M
         for    Investment in marketable securities held in Trust Account.
Please disclose how
         MBSC was able to purchase $912.9M in marketable securities during the year ended
         December 31, 2022.
MBSC Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Derivative Liabilities, page 233

30. We note that you engaged a third-party valuation firm to conduct valuations of the derivative liabilities identified as the Forward Purchase Agreement and Subscription
         Agreements. Please tell us your consideration of Question 233.02 of the Securities
         Act Rules Compliance and Disclosure Interpretations as it relates to naming the expert and filing a consent as an exhibit to the registration statement. Business of Greenfire and Certain Information About Greenfire
Description of Business
Principal Properties, page 240

31.      Please expand your disclosure to address the following requirements:

                Disclose the number of net productive and dry exploratory wells drilled and the number of net productive and dry development wells drilled. Refer to Item 1205 of
              Regulation S-K.

                Disclose your present activities, including any wells or operations and related activities of material importance. Refer to Item 1206 of Regulation S-K.

                Disclose the total gross and net productive wells, expressed separately by well type
              (e.g. oil, synthetic oil, bitumen and gas). Refer to Item 1208(a) of Regulation S-K.
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
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Page 8 2023 Page 8
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                Disclose the total gross and net developed and undeveloped acreage amounts and disclose any material near-term undeveloped acreage expirations. Refer to Items
              1208(a) and (b) of Regulation S-K.
Reserves, page 243

32.      Please expand the description of the evaluation of Greenfire   s
reserves to discuss the
         internal controls used by Greenfire in its reserves estimation effort and disclose the qualifications of the technical person within Greenfire primarily responsible for overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of
         Regulation S-K.
33. The two reserve reports prepared by McDaniel & Associates Consultants Ltd. were filed as Exhibits 99.8 and 99.9; however, these reports are referred to as Exhibits 99.7 and 99.8 on page 244. Please reconcile the inconsistency.
Summary of Corporate Reserves, page 245

34. The reserve reconciliation presented on page 245 includes total 2022 net bitumen
         production after royalties of 7,116.9 MBbl and total (   technical   )
revisions of -16,431.0
         MBbl comprised of -26.2 MMBoe resulting from economic factors, e.g. higher prices, and
         +9.8 MMBoe of revisions other than price; however, the Reconciliation of Reserves on page 25 of Exhibit 99.8 presents 2022 net bitumen production after royalties of 9,034
         MBbl, -26.2 MMBbl resulting from revisions due to economic factors and +11.7 MMBbl of other revisions. Please review and reconcile any discrepancies, or explain why a revision is not required.
35. Please expand your explanation of the +9.8 MMBoe increase, to separately identify and quantify each contributing factor, including offsetting factors, so the change is fully reconciled. Refer to the disclosure requirements in FASB ASC 932-235-50-5.
36. The reconciliation of changes in proved undeveloped reserves during 2022 included
         Technical Revisions of negative 16.2 MMBoe. Please expand your disclosure to provide an explanation for this negative revision to separately identify and quantify each contributing factor, including offsetting factors, such as costs and commodity prices, well performance, uneconomic proved undeveloped locations, or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.
37. We note that no proved undeveloped reserves were converted to developed status during the year ended December 31, 2022. Please expand your disclosure to discuss the factors
         that impacted progress in the conversion of Greenfire   s proved
undeveloped reserves to
         developed status. Refer to Item 1203(c) of Regulation S-K.
38. To the extent that there are material amounts of proved undeveloped reserves that will not be converted to proved developed status within five years of initial disclosure as proved
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany
May        NameGreenfire Resources Ltd.
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May 19,
Page 9 2023 Page 9
FirstName LastName
         reserves, please expand your disclosure to explain the reasons for the delay and identify the specific circumstances that justify a time period longer than five years. Refer to Item
         1203(d) of Regulation S-K and the answer to question 131.03 in the Compliance and
         Disclosure Interpretations (C&DIs), respectively.
Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page
246

39. Please clarify why there is a variance between the standardized measure as of December
         31, 2022 of $2,096.9 million and the table that reconciles the changes, which shows a standardized measure of $2,107.9 million.
40. Please revise your presentation of the standardized measure of discounted future net cash flows to remove the subtotal of undiscounted pre-tax cash flows. Refer to Example 5 at
         FASB ASC 932-235-55-6 for an illustration of the requirement of FASB ASC 932-235-
         50-31. In this regard, please note we do not believe a presentation materially different from Example 5 is appropriate.
41. The figure for the standardized measure for the year ended December 31, 2021 presented on page 246 of CAD $1,437.3 million appears to be inconsistent with the comparable figure of CAD $1,631 after income tax discounted at 10% shown in Table 2-2 on page 19 of the McDaniel reserves report filed as Exhibit 99.9. Please review and reconcile any discrepancies, or explain why a revision is not required.
42.      The table of changes in standardized measure includes a    Change due
to Prices    during
         2022 of positive CAD $1,175 million; however, the reconciliation of reserves for 2022 contains a negative 26.2 MMBoe change due to higher prices. Please review and revise this change calculation or explain why a revision is not needed. Greenfire Management's Discussion and Analysis of Financial Condition and Results of
Operations
Production, page 270

43.      Please expand the disclosure of Greenfire   s bitumen production to
additionally present the
         total annual sales volumes, net of royalties, for the years ended December 31, 2022 and
         2021. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.
44. Please expand the disclosure to provide the average production cost. Refer to the disclosure requirements in Item 1204(b)(2) of Regulation S-K. Greenfire's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the year ended December 31, 2022 to the year ended December 31, 2021, page
270

45. Please review your tabular presentation comparing the year ended December 31, 2022 to the year ended December 31, 2021 for compliance with Question 102.10(a) through (c) of
 Robert Logan
Greenfire Resources Ltd.
May 19, 2023
Page 10
         the Non-GAAP Compliance and Disclosure Interpretations. In this regard, it appears this presentation results in a non-GAAP income statement.
Oil Sales and Realized Bitumen Sales, page 273

46.      We note your non-GAAP measures titled    Realized bitumen sales,
Realized bitumen
         sales rate,    and    Realized bitumen sales price,    all remove
diluent expense. Since diluent
         expense appears to represent normal, recurring cash operating expenses necessary to operate your business, please tell us why you believe this adjustment is permitted. Refer to
         Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP
         Measures. Please also address this comment with regard to the non-GAAP measure titled
            Cash operating netback.
Current Assets and Adjusted Working Capital, page 283

47.      We note the identification of current assets as the GAAP measure most directly
         comparable to    Adjusted working capital,    a non-GAAP measure. We
further note
         management views this non-GAAP measure as less volatile than current assets and current liabilities. Therefore, please tell us why you believe this is the most directly comparable
         GAAP measure as opposed to working capital computed with GAAP amounts. Cash Used in Operating Activities and Adjusted Funds Flow, page 285

48.      The title of the non-GAAP measure    Adjusted funds flow    suggests
that this is a non-
         GAAP liquidity measure. However, we note that the measure adjusts cash flow from operating activities to exclude acquisition transaction costs and restructuring costs. As such, it is unclear how this is a liquidity measure. In this regard, non-GAAP liquidity measures should not exclude charges that require or have required cash settlement. Refer to Item 10(e)(1)(ii)(A) of Regulation S-K. Please also address this comment with regard to
         the non-GAAP measure titled    Free funds flow.
49. We further note your disclosure of adjusted funds flow and free funds flow on a per barrel basis as non-GAAP financial ratios. Please present the ratios as calculated using the most directly comparable GAAP measures with equal or greater prominence. Refer to Question
         102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Measures.
Index to Financial Statements
Audited Financial Statements of Greenfire Resources Inc.
Notes to the Consolidated Financial Statements, page F-41
FirstName LastNameRobert Logan
50.    We note these financial statements do not include disclosure required by
FASB
Comapany
       ASCNameGreenfire
            Topic 932. SeeResources
                           InstructionLtd.
                                       2 to Item 18 of the Form 20-F and revise
your
May 19,presentation
         2023 Page as
                    10necessary or otherwise advise.
FirstName LastName
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany
May        NameGreenfire Resources Ltd.
     19, 2023
May 19,
Page 11 2023 Page 11
FirstName LastName
Note 1. Corporate Information, page F-41

51.      We note your disclosure stating that    Prior to the acquisition of
JACOS, the Company had
         limited operations, as such the Company has determined JACOS to be the predecessor
         company.    As the Company's predecessor, financial information for
JACOS is required
         for all periods before the succession as if it were the Company, with no lapse in audited periods or omission of other required information, such as
         MD&A, pursuant to Article 3 of Regulation S-X. Please tell us your consideration of providing predecessor and successor periods within the audited financial statements of
         Greenfire Resources Inc.
General

52. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination should the transaction be subject to review by a
         U.S. government entity, such as the Committee on Foreign Investment in the United
         States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate.
         Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
53. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels. Also include disclosure regarding your underwriting fees on a percentage basis for shares at each redemption level presented in your sensitivity analysis. It appears that underwriting fees remain constant and are not adjusted based on redemptions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Logan
Greenfire Resources Ltd.
May 19, 2023
Page 12

       For questions regarding comments on engineering matters, you may contact Sandra Wall,
Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at
(202) 551-3699.
You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk,
Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202)
551-3844 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.



FirstName LastNameRobert Logan                           Sincerely,
Comapany NameGreenfire Resources Ltd.
                                                         Division of
Corporation Finance
May 19, 2023 Page 12                                     Office of Energy &
Transportation
FirstName LastName